November 11, 2011

Vincent J. Di Stefano, Esq.

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re: Triton Pacific Investment Corporation, Inc.

File Nos. 333-174873

Dear Mr. Di Stefano:

On behalf of Triton Pacific Investment Corporation, Inc. (the “Company”) and in response to comments received telephonically on October 11, 2011 from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form N-2 (File No. 333-174873), we submit this letter, in conjunction with the filing of Pre-Effective Amendment No 2. For your convenience, we have set forth below the Staff’s comments in bold followed by our response.

Comment 1: You asked us to clarify our response to the question in your letter of July 6, 2011: “Please explain the function of your ‘Dealer Manager.’ Please explain to us why it is not an underwriter, or principal underwriter?”

Response: We previously advised that we believed that the function of our Dealer Manager “is more comparable to that of a placement agent in the area of non-public offerings than an underwriter.” Although securities laws generally define the term underwriter to include anyone who is distributing securities, we believe that term underwriter has come to be generally understood within the marketplace as one who is involved in a firm commitment offering and as such has promised to purchase all or a portion of the shares being offered. Because this is a best efforts offering that does not contemplate a listing, we believe that our use of the term “Dealer Manager” instead of ‘Underwriter’ is appropriate. We note that this is consistent with the terminology used in other recent “best efforts” non-listed BDC offerings, such as FS Investment Corp. Business Development Corporation of America, and Keating Capital, Inc.

Comment 2: You have asked us to explain why we have not included a minimum offering amount in the offering.

Response: We understand that many offerings provide for a minimum offering amount. However, on review of many of them we found the minimums to be illusory (e.g. a $1 million minimum on a $1 billion offering). We do not believe that the imposition of a minimum amount for our offering would provide any meaningful protection for investors that would justify the added expense to the Company of paying an escrow agent, particularly since we anticipate activating the investment program of the Company after we have raised the smallest amount that we deem necessary to fund our initial investments.

Comment 3: Along similar lines you have asked us to declare what we mean by “sufficient assets”, when we declare we “will not commence operations until we have raised sufficient assets”.

We have revised the two disclosures in the Registration Statement that use this term in a manner that we believe is more descriptive of what we intend and explains the difficulty of assigning a minimum value at this time:

“We are a new company with no operating history and will not commence operations until we have raised assets in an amount that our Adviser determines is sufficient to fund the initial investments of our investment program, which amount has not yet been determined and will depend on the portfolio company opportunities available to us and economic conditions and similar factors prevailing at the time.”

Please see pages 11 and 21 of the Registration Statement. The sufficiency of the amount raised to activate our investment program will be determined by the circumstances, including those cited above, as well as the fact that, if funds are raised quickly in the offering, we may eschew smaller investments for larger investments, nature of potential investments (debt v. equity, size of companies, etc.)

Comment 4: You have asked us not to use the term “diversified portfolio”, since this is a non-diversified, closed end investment company.

Response: We have deleted the specific language as to “diversification”, while retaining the substance of the relevant disclosures as to the composition of our portfolio. See pages 36 and 55 of the Registration Statement. We have retained the term, however, in the discussion of relevant diversification requirements under Subchapter M of the Internal Revenue Code.

Comment 5: You have asked us to make an undertaking that we will regularly update and complete the pricing tables as we have more complete information on the offering expenses and as we adjust the net asset value (and correspondingly the offering price) of a share and the net proceeds to the company.

Response: By signature below by its Chief Executive Officer, who has been duly authorized to do so, the Company hereby undertakes and agrees to update all pricing tables in the prospectus, and amended prospectuses and any supplemental prospectus contained in its registration statement as required in order to better reflect actual offering and operating expenses, to adjust for any changes in the net asset value and offering price of the shares and to disclose actual net proceeds to the Company from the offering.

Comment 6: You asked us to clarify our response to the question in your letter dated July 6, 2011, regarding the $25,000 advances paid to the Dealer Manager. More specifically you wanted to know how the advance was going to be reflected in the expenses of the company and what would happen to the advance if the total organization and offering expenses exceeded the 15% maximum allowed by FINRA.

Response: The $25,000 advances to the Dealer Manager will be recouped against the portion of the Sales Load due the Dealer Manager as a fee. To the extent such advances exceed the fees actually owed to the Dealer Manager, the advances will be treated as part of other Offering Expenses, and the “Fees and Expenses”, “Compensation of our Dealer Manager and Investment Adviser” and “Plan of Distribution” sections of the prospectus will be revised to note the portion of Offering Expenses attributable to such excess. To the extent the sales load and the organization and offering expenses exceed 15% of the gross offering proceeds, any such excess expense would be borne by Triton Pacific Capital Partners, LLC.

Comment 7: You asked us to further address the principal risks of investing in foreign companies in the risk factor discussing that issue.

Response: In response to the SEC’s comment we have edited the risk factor entitled “We may be subject to additional risks if we invest in foreign companies or engage in related hedging transaction” to add additional disclosure describing such risks.. Please see page 31 of the Registration Statement.

Comment 8: You asked us to move up the PIK disclosure to be included in the risks factors section of the Prospectus Summary.

Response: We have done so. Please see page 12 of the Registration Statement.

Comment 9: You asked us to explain the reason we eliminated the “Acquired Company Fees and Expenses” line of the “Fees and Expenses” table.

Response: We eliminated the “Acquired Fund Fees and Expenses” line of the “Fees and Expenses” table because we do not expect to incur such fees and expenses.

Comment 10: You asked that we include a chart describing the expenses on a $1,000 investment, assuming a 5.0% annual return exclusively from net realized capital gains.

Response: We have included a new chart in the Fees and Expenses section detailing expenses on a $1,000 investment, assuming a 5.0% annual return exclusively from net realized capital gains.

Comment 11: You asked that we more completely fill out in chart format the request of Item 18 as requested and to answer item 18(5) in narrative disclosure.

Response: We have updated the Directors chart to include: position held by director; expiration of current term; and the principal occupation of the director over the last five years. We have not included “Number of Portfolios in Fund Complex Overseen by Director”, because there are no portfolio companies at this time. We will appropriately revise this disclosure from time to time as the Company acquires portfolio companies. We have also not included “Other Directorships Held by Director” because none of the current directors hold any positions required to be disclosed, although we have added disclosure clarifying that, while the directors hold directorships with private companies, they do not currently hold such positions with public companies. We have also updated the section under “Board of Directors and Executive Officers” to be more responsive to item 18(5). Please see pages 62 and 63 of the Registration Statement.

We believe that Pre-Effective Amendment No. 2 to the Registration Statement and this supplemental letter are responsive to the comments of the Staff. Should you wish to discuss any aspect of either, please do not hesitate to contact Mr. Benkai Bouey at (310) 544-4625.

Very truly yours,

Triton Pacific Investment Corporation, Inc.

By:	/s/Craig Faggen
Craig Faggen Chief Executive Officer